Exhibit 99.1

VOTING AGREEMENT

VOTING AGREEMENT (this “Voting Agreement”), dated as of September 18, 2014, by and among SAP America, Inc., a Delaware corporation (“Parent”), Singh Family Trust LLC and S. Steven Singh (collectively, “Stockholder”).

W I T N E S S E T H

WHEREAS, concurrently with the execution and delivery of this Voting Agreement, Concur Technologies, Inc., a Delaware corporation (the “Company”), Parent and Congress Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and SAP SE, a European company, are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, Stockholder is the record or beneficial owner of the number of Shares set forth opposite his, her or its name on Exhibit A; and

WHEREAS, in order to induce Parent to enter into the Merger Agreement, Stockholder has agreed to enter into this Voting Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms. The following capitalized terms, as used in this Voting Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

(a) “Beneficially Own”, “Beneficial Ownership” or “beneficial owner” with respect to any Shares means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), including pursuant to any Contract, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons who are Affiliates of such Person and who together with such Person would constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(b) “Stockholder Shares” means all Shares held of record or Beneficially Owned by Stockholder, whether currently issued and outstanding or hereinafter acquired, including, without limitation, including by exercising any Company Options held of record or Beneficially Owned by Stockholder and any Shares acquired pursuant to Company Benefit Plans and held of record or Beneficially Owned by Stockholder, and in each case with respect to which Stockholder has both the power to vote and dispose of such Shares.

ARTICLE II

TRANSFER AND VOTING OF SHARES

2.1 No Transfer of Shares. Stockholder shall not, directly or indirectly, (a) sell, pledge, encumber, assign, transfer or otherwise dispose of any or all of its Stockholder Shares or any interest in its Stockholder Shares, (b) deposit its Stockholder Shares or any interest in its Stockholder Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of its Stockholder Shares or grant any proxy or power of attorney with respect thereto (other than as contemplated herein) or (c) enter into any Contract with respect to the direct or indirect acquisition or sale, pledge, encumbrance, assignment, transfer or other disposition (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of any of its Stockholder Shares (any such action in clause (a), (b) or (c) above, a “transfer”). Notwithstanding anything to the contrary in the foregoing sentence, this Section 2.1 shall not prohibit a transfer of Stockholder Shares by Stockholder (i) if such Stockholder is an individual, (A) to any member of Stockholder’s immediate family or to a trust solely for the benefit of Stockholder or any member of Stockholder’s immediate family, (B) upon the death of Stockholder to Stockholder’s heirs or (C) to a charitable entity qualified as a 501(c)(3) organization under the Code or (ii) if Stockholder is not a natural person, to an Affiliate controlled by Stockholder or under common control with Stockholder, as applicable; provided, however, that in each case a transfer shall be permitted only if, and as a condition precedent to the effectiveness of such transfer, the transferee agrees in a writing, satisfactory in form and substance to Parent, to be bound by all of the terms of this Voting Agreement as though such transferee were the “Stockholder” hereunder.

2.2 Vote in Favor of the Merger and Related Matters. Stockholder, solely in Stockholder’s capacity as a stockholder of the Company (and not, if applicable, in Stockholder’s capacity as an officer or director of the Company), irrevocably and unconditionally agrees that, from and after the date hereof until the Expiration Date (as defined below), at any meeting of the stockholders of the Company or any adjournment thereof, or in connection with any action by written consent of the stockholders of the Company, Stockholder shall:

(a) appear at each such meeting or otherwise cause all of its Stockholder Shares to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all of its Stockholder Shares: (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other Transactions, (ii) in favor of any other matter reasonably relating to the consummation or facilitation of, or otherwise in furtherance of, the Merger and the other Transactions, (iii) against any Acquisition Proposal and (iv) against any other action, proposal, agreement, transaction or arrangement submitted for approval of the Company’s stockholders that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the consummation of the Merger, including, without limitation, any extraordinary transaction, merger, consolidation, sale of assets, recapitalization or other business combination involving the Company or any other action, agreement or arrangement that could reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that could reasonably be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled or satisfied.

2.3 Termination. This Voting Agreement and the obligations of the parties hereunder shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, (b) the Effective Time, (c) such time as the Merger Agreement is amended to change the form, or reduce the amount, of Merger Consideration to be paid pursuant thereto, and (d) such time as Parent acquires Beneficial Ownership of any Shares (such earliest date, the “Expiration Date”); provided, however, that the provisions of Article V shall survive any termination of this Voting Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE STOCKHOLDERS

Stockholder hereby represents and warrants to Parent, as of the date hereof, as follows:

3.1 Authorization; Binding Agreement. Stockholder has all legal right, power, authority and capacity to execute and deliver this Voting Agreement, to perform his, her or its obligations hereunder, and to consummate the transactions contemplated hereby. This Voting Agreement has been duly and validly executed and delivered by or on behalf of Stockholder and, assuming the due authorization, execution and delivery of this Voting Agreement by Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against Stockholder in accordance with its terms (except as enforcement may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability affecting creditors’ rights generally and by general principles of equity).

3.2 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Voting Agreement to Parent by Stockholder does not, and the performance of this Voting Agreement will not, except where it would not interfere with Stockholder’s ability to perform his, her or its obligations hereunder, (i) conflict with or violate any Law applicable to Stockholder or by which Stockholder is bound or affected, (ii) violate or conflict with the articles of incorporation or bylaws or other equivalent organizational documents of Stockholder, if applicable, or (iii) result in or constitute (with or without notice or lapse of time or both) any breach of or default under, or give to another party any right of termination, amendment, acceleration or cancellation of, or result in the creation of any lien or encumbrance or restriction on any of the property or assets of Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties or assets is bound or affected. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Stockholder is a trustee whose consent is required for the execution and delivery of this Voting Agreement or the consummation by Stockholder of the transactions contemplated by this Voting Agreement.

(b) The execution and delivery of this Voting Agreement to Parent by Stockholder does not, and the performance of this Voting Agreement will not, require any consent, approval, authorization, waiver, Order or permit of, or filing with or notification to, any third party or any Governmental Entity, except where the failure to obtain such consents, approvals, authorizations, waivers, Orders or permits, or to make such filings or notifications, would not interfere with such Stockholder’s ability to perform his, her or its obligations hereunder.

3.3 Litigation. There is no Action pending or, to the knowledge of Stockholder, threatened, against Stockholder or any of Stockholder’s Affiliates or any of their respective properties or assets or any of their respective officers, directors, partners, managers or members (in their capacities as such), as applicable, that would interfere with such Stockholder’s ability to perform his, her or its obligations hereunder. There is no Order against Stockholder or any of Stockholder’s Affiliates, or, to the knowledge of Stockholder, any of their respective officers, directors, partners, managers or members (in their capacities as such), that would prevent, enjoin, alter or delay any of the transactions contemplated by this Voting Agreement, or that would otherwise interfere with such Stockholder’s ability to perform its obligations hereunder.

3.4 Title to Shares. Stockholder is the record or beneficial owner of the Shares set forth opposite its name on Exhibit A. Stockholder has good title to his, her or its Stockholder Shares free and clear of all Liens other than pursuant to this Voting Agreement and applicable securities Laws. As of the date of this Voting Agreement, Stockholder’s Stockholder Shares constitute all of the Shares Beneficially Owned or owned of record by Stockholder. Except as otherwise set forth in this Voting Agreement, Stockholder has, and will have at all times through the Closing Date, sole voting power (including the right to control such vote as contemplated herein), sole power of disposition and sole power to agree to all of the matters set forth in this Voting Agreement, in each case with respect to all of its Stockholder Shares.

3.5 Acknowledgement of the Merger Agreement. Stockholder hereby acknowledges and agrees that Stockholder has received a draft of the Merger Agreement presented to Stockholder as in substantially final form and has reviewed and understood the terms thereof.

ARTICLE IV

COVENANTS OF THE STOCKHOLDERS

4.1 Further Assurances. From time to time and without additional consideration, Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Voting Agreement.

4.2 Waiver of Appraisal Rights. Stockholder hereby irrevocably and unconditionally waives any rights of appraisal or rights to dissent from the Merger that Stockholder may have (including under Section 262 of the DGCL).

4.3 No Inconsistent Agreements . Except for this Voting Agreement, during the term of this Voting Agreement, Stockholder shall not: (a) enter into any voting agreement, voting trust or similar agreement with respect to any of the Stockholder Shares, (b) grant any proxy, consent, power of attorney or other authorization or consent with respect to any of the Stockholder Shares or (c) knowingly take any action that would constitute a breach hereof, make any representation or warranty of Stockholder set forth in Article III untrue or incorrect or have the effect of preventing or disabling Stockholder from performing any of its obligations under this Voting Agreement.

4.4 Public Announcements. Stockholder further agrees to permit the Company and Parent to publish and disclose, including in filings with the SEC and in the press release announcing the Transactions contemplated by the Merger Agreement (the “Announcement Release”), this Voting Agreement and the Stockholder’s identity and ownership of the Stockholder Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Voting Agreement, in each case, to the extent the Company or Parent reasonably determines that such information is required to be disclosed by applicable Law (or in the case of the Announcement Release, to the extent the information contained therein is consistent with other disclosures being made by the Company and Parent).

4.5 Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (i) Stockholder makes no agreement or understanding herein in any capacity other than in Stockholder’s capacity as a record holder and beneficial owner of the Shares, and not in Stockholder’s capacity as a director, officer or employee of the Company or any of the Company’s Subsidiaries or in Stockholder’s capacity as a trustee or fiduciary of any Company Benefit Plan, and (ii) nothing herein will be construed to limit or affect any action or inaction by Stockholder or any representative of Stockholder, as applicable, serving on the board of directors of the Company or any Subsidiary or as an officer or fiduciary of the Company or any Subsidiary of the Company, acting in such person’s capacity as a director, officer, employee or fiduciary of the Company or any Subsidiary of the Company.

4.6 Additional Purchases. Stockholder agrees that any Shares (or any Company Options related thereto) acquired or purchased by him, her or it after the execution of this Voting Agreement shall be subject to the terms of this Voting Agreement to the same extent as if they constituted Stockholder Shares as of the date of this Voting Agreement.

ARTICLE V

GENERAL PROVISIONS

5.1 Entire Agreement; Amendments. This Voting Agreement constitutes the entire agreement of the parties hereto and supersedes all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof. This Voting Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

5.2 Assignment. No party to this Voting Agreement may assign any of its rights or obligations under this Voting Agreement without the prior written consent of the other parties hereto, except that Parent may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to an Affiliate of Parent or to a successor-in-interest by reason of merger or consolidation or sale of all or substantially all of the assets of Parent; provided, that with respect to such assignment by Parent (a) to a successor-in-interest, such assignment includes all rights and obligations under this Voting Agreement, (b) such assignee shall have agreed as of such assignment or transfer to be bound by the terms of this Agreement in a writing provided to the Stockholder, and (c) Parent remains responsible for the performance of this Voting Agreement. Any assignment contrary to the provisions of this Section 5.2 shall be null and void.

5.3 Severability. If any term or other provision of this Voting Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Voting Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties hereto as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner.

5.4 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement are not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. The parties agree that, in the event of any breach or threatened breach by such Stockholder of any covenant or obligation contained in this Voting Agreement, Parent shall be entitled to seek (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, with Stockholder agreeing that it shall waive the defense of adequacy of a remedy at Law in any such Action, and/or (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.4, and Stockholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The parties further agree that, notwithstanding anything to the contrary contained herein, Stockholder shall not be liable for any money damages for any breach of this Voting

Agreement other than a breach resulting from an action or omission intentionally taken (or failed to be taken) by Stockholder with the knowledge that such action or omission would, or would reasonably be expected to, cause such breach of a representation, warranty, covenant or obligation contained in this Voting Agreement.

5.5 Governing Law; Jurisdiction; Jury Trial.

(a) This Voting Agreement (and any Actions arising out of or related hereto or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by, and construed in accordance with, the Laws of the State of Delaware, including all matters of construction, validity and performance, in each case without reference to any conflict of law rules that might lead to the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any Action arising out of or relating to this Voting Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise), and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) except in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), (ii) agrees that any Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) may be heard and determined in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware). Notwithstanding the foregoing, each of the parties hereto agrees that a final judgment in any such Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be conclusive and may be enforced in other jurisdictions within and outside the United States of America by suit on the judgment or in any other manner provided by Law. Each party to this Voting Agreement irrevocably consents to service of process anywhere in the world in the manner provided for notices in Section 5.7. Nothing in this Voting Agreement will affect the right of any party to this Voting Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS VOTING AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS VOTING AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS VOTING AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.5(C).

5.6 No Waiver. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Neither party shall be deemed to have waived any claim available to it arising out of this Voting Agreement, or any right, power or privilege hereunder, unless the waiver is expressly set forth in writing duly executed and delivered on behalf of such party. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

5.7 Notices. All notices, requests, demands and other communications under this Voting Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery; (c) if sent by facsimile transmission or e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving party, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission or e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving party, and receipt is confirmed, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Voting Agreement:

If to Parent:

SAP America, Inc.

3999 West Chester Pike

Newtown Square, PA 19073

Facsimile: (610) 661-2402

Attention: Arlen Shenkman

with a copy to (for information purposes only):

Paul, Weiss, Rifkind, Wharton & Garrison, LLP

1285 Avenue of the Americas

New York, NY 10019

Facsimile: (212) 757-3990

Attention: Toby S. Myerson

 Steven J. Williams

and

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

Facsimile: (650) 739-3900

Attention: Daniel R. Mitz

 Jonn R. Beeson

If to a Stockholder, to the address or facsimile number set forth on the signature page hereof or, if not set forth thereon, to the address reflected in the stock books of the Company.

5.8 No Third-Party Beneficiaries. This Voting Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by, Parent and Stockholder and nothing in this Voting Agreement, express or implied, is intended to or shall confer upon any Person (other than Parent and Stockholder) any legal or equitable right, benefit or remedy of any nature whatsoever; provided, that the Company shall be a third party beneficiary of this Voting Agreement and shall be entitled to enforce any power, right, privilege or remedy of Parent hereunder.

5.9 Headings. The heading references herein are for convenience of reference only and do not form part of this Voting Agreement, and no construction or reference shall be derived therefrom.

5.10 Counterparts. This Voting Agreement may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf, .tif, .jpeg or similar attachment (“Electronic Delivery”)) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

5.11 Parent Share Ownership. As of the date hereof, Parent does not Beneficially Own any Shares.

[remainder of page left intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the date first written above.

SAP AMERICA, INC.

By:	/s/ Brad C. Brubaker
	Name:	Brad C. Brubaker
	Title:	Senior Vice President and Corporate Secretary

STOCKHOLDER

If other than a natural person:

Singh Family Trust LLC

By:	/s/ S. Steven Singh
	Name:	S. Steven Singh
	Title:	Managing Director
	Date:	September 17, 2014
	Address:	601 108th Avenue NE
Suite 1000
Bellevue, Washington 98004
	Facsimile:	(425) 702-0674

If a natural person:

/s/ S. Steven Singh
Name:	S. Steven Singh
Date:	September 17, 2014
Address:	601 108th Avenue NE
Suite 1000
Bellevue, Washington 98004
Facsimile:	(425) 702-0674

Signature Page to Voting Agreement

Exhibit A

Stockholder Name	Company Common Stock
S. Steven Singh	629,476
Singh Family Trust LLC	371,500